The Real Brokerage Inc. Announces Application to List on Nasdaq

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 22, 2021, 08:13 ET

TORONTO and NEW YORK, April 22, 2021 /PRNewswire/ -- The Real Brokerage Inc. ("Real") (TSXV: REAX) (OTCQX: REAXF), a national, technology-powered real estate company in the United States, today announced that it has applied to list its common shares on the Nasdaq Capital Market ("Nasdaq").

In advance of an anticipated listing on Nasdaq, Real will ﬁle a Form 40-F Registration Statement with the United States Securities and Exchange Commission (the "SEC"). The listing of Real's shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including meeting the necessary share price requirements and the SEC declaring the Form 40-F Registration Statement effective. Real will continue to maintain the listing of its common shares on the TSX Venture Exchange under the trading symbol "REAX". Real also will continue to maintain listing its common shares on the OTCQX under the trading symbol "REAXF" until listed on Nasdaq.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com

917-922-7020

Forward-Looking Information

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively referred to herein as "forward- looking information"). All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. The forward-looking information contained herein includes, without limitation, statements with respect to the timing, receipt of regulatory approval for, and listing of Real's common shares on the Nasdaq Capital Market and the filing of a Form 40-F Registration Statement with the United States Securities and Exchange Commission, and statements regarding the business and strategic plans of Real.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this press release including, without limitation: Real's inability to comply with all NASDAQ listing requirements including meeting the necessary share price threshold for a minimum of 90 trading days and meeting the stockholders' equity requirements, the possibility that the SEC will not bring Real's Form 40-F registration statement effective, Real's ability to comply with applicable governmental regulations including all applicable food safety laws and regulations; impacts to the business and operations of Real due to the COVID-19 epidemic; a limited operating history, the ability of Real to access capital to meet future financing needs; Real's reliance on management and key personnel; competition; changes in consumer trends; foreign currency fluctuations; and general economic, market or business conditions. Additional risk factors can also be found in Real's continuous disclosure documents which have been filed on SEDAR and can be accessed at www.sedar.com. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. The forward-looking information contained herein is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. Real undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
http://www.joinreal.com